Mail Stop 3561

September 5, 2008

Mr. Lawrence Schroeder
Chief Financial Officer
Strategic Gaming Investments, Inc.
2580 Anthem Village Dr.
Henderson, NV 89052

      Re: **Strategic Gaming Investments, Inc.**
            Form 10-KSB for the fiscal year ended December 31, 2007
            File No. 000-09047

Dear Mr. Schroeder:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

            Sincerely,

            Joseph Foti
            Senior Assistant Chief Accountant